FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 17, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: August 17, 2011

Exhibit 99.1

iSoftStone Reports Higher Revenues and Net Income for the Second Quarter 2011

BEIJING, China, August 17, 2011 /PRNewswire-FirstCall — iSoftStone Holdings Limited (“iSoftStone”, or “the Company”, NYSE: ISS), a leading China-based IT services provider, today reported higher revenues, net income, and diluted earnings per ADS in its unaudited financial results for the second quarter 2011.

Second quarter 2011 financial and operating results

•	Net revenues increased 49.4% to $67.0 million in the second quarter 2011 from $44.8 million in the second quarter 2010.

•

Gross profit increased 63.2% to $24.7 million in the second quarter 2011 from $15.1 million in the second quarter 2010, representing an improved gross profit margin of 36.9% in the second quarter 2011 from 33.8% in the second quarter 2010.

•	Net income in the second quarter 2011 was $5.9 million compared with a net loss of $2.6 million in the second quarter 2010.

•	Non-GAAP net income (note 1) increased 163.2% to $7.9 million in the second quarter 2011 from $3.0 million in the second quarter 2010.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.10 in the second quarter 2011 and a loss of $0.26 in the second quarter 2010. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.13 in the second quarter 2011 and $0.07 in the second quarter 2010.

•	Total number of employees was 9,956 as of June 30, 2011.

First half 2011 financial and operating results

•	Net revenues increased 47.3% to $123.9 million in the first half of 2011 from $84.1 million in the first half 2010.

•

Gross profit increased 56.5% to $45.2 million in the first half 2011 from $28.9 million in the first half 2010, representing an improved gross profit margin of 36.5% in the first half 2011 from 34.4% in the first half 2010.

•	Net income in the first half 2011 was $11.0 million compared with a net loss of $1.9 million in the first half 2010.

•	Non-GAAP net income (note 1) increased 153.0% to $14.0 million in the first half 2011 from $5.5 million in the first half 2010.

•	Diluted earnings per ADS were $0.18 in the first half 2011 and a loss of $0.26 in the first half 2010. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.23 in the first half 2011 and $0.09 in the first half 2010.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “We are very pleased with our strong revenue growth and increases in our margins in the second quarter. The broad-based improvements and our success in delivering outstanding performance to our clients are validating our strategy of developing a diversified business base with end-to-end services capabilities, targeting multiple industry verticals, and maintaining geographically balanced growth.

“While the vast majority of our growth was from existing customers, we were especially successful in winning significant new customers in both domestic China and the global markets during the second quarter, which gives us further confidence for achieving our growth targets.

“Our business in greater China continues to be large and very strong, supported by the expanding Chinese economy and by the advances and technology leverage that our services provide for clients.

“Although we achieved a great second quarter, today we face an unusual unknown — a wave of economic uncertainty that is currently moving through North America and Europe and to some extent Asia. It is too early to tell if that economic concern will be short-lived or will become similar to the global recession of a few years ago. We are keeping a close eye on how the global and national economies, industries, and our service markets are evolving and on how we can both maximize our benefits and minimize possible downward effects for iSoftStone in the current flux.

“So far, our markets, clients, and contracts all appear to be healthy. We will stick with our strategy focusing on top line growth at high rates and improving our operating efficiencies as the company reaches a higher economy of scale. Meanwhile, we will be looking at opportunities for investing in new growth drivers for the future.

“Given our good results in the first half of 2011, our backlog, and the new contract wins we have achieved, we believe it is prudent to move our guidance upward for the year 2011.”

Results of operations for the second quarter 2011

Net revenues

Net revenues increased $22.1 million or 49.4% to $67.0 million in the second quarter 2011 from $44.8 million in the second quarter 2010. The increase reflects mainly organic growth from existing and new clients.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (i) IT Services, which primarily includes application development and maintenance, or ADM, as well as R&D services and infrastructure and software services; (ii) Consulting & Solutions; and (iii) Business Process Outsourcing (“BPO”) services. The following table shows our net revenues by service line for the periods presented:

US$ in thousands, except %	2010Q2%		2011Q2%
IT services
ADM	13,062	29.1%	21,359	31.9%
R&D	14,274	31.9%	21,243	31.7%
Infrastructure and software	759	1.7%	3,152	4.7%

IT services, total	28,095	62.7%	45,754	68.3%
Consulting & Solutions	14,876	33.2%	17,807	26.6%
BPO services	1,844	4.1%	3,393	5.1%

Total net revenues	44,815	100.0%	66,954	100.0%

Net revenues from IT Services increased $17.7 million or 62.9% to $45.8 million in the second quarter 2011 from $28.1 million in the second quarter 2010. Net revenues from Consulting & Solutions increased $2.9 million or 19.7% to $17.8 million in the second quarter 2011 from $14.9 million in the second quarter 2010. Net revenues from BPO services increased 84.0% to $3.4 million in the second quarter 2011 from $1.8 million in the second quarter 2010. The increase of net revenues in each service line was primarily a result of deepening and broadening our engagements with existing clients and addition of new clients.

Net revenues by geographic markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others) based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets for the periods presented:

US$ in thousands, except %	2010Q2%		2011Q2%
Greater China	23,824	53.2%	38,062	56.8%
Global:
United States	13,289	29.6%	17,613	26.3%
Europe	2,590	5.8%	5,181	7.7%
Japan	5,054	11.3%	5,932	8.9%
Others	58	0.1%	166	0.3%

Global total	20,991	46.8%	28,892	43.2%

Total net revenues	44,815	100.0%	66,954	100.0%

We have experienced balanced growth across our geographic markets. Our net revenues from Greater China clients increased $14.2 million or 59.8% to $38.1 million in the second quarter 2011 from $23.8 million in the second quarter 2010. Net revenues from Global clients increased $7.9 million or 37.6% to $28.9 million in the second quarter 2011 from $21.0 million in the second quarter 2010.

Net revenues by client industry

We focus on serving clients, both globally and in China, in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. The following table shows our net revenues by client industry for the periods presented:

US$ in thousands, except %	2010Q2%		2011Q2%
Technology	15,963	35.6%	20,332	30.4%
Communication	16,965	37.9%	26,174	39.1%
BFSI	6,950	15.5%	13,852	20.7%
Energy, transportation and public	3,511	7.8%	2,719	4.0%
Others	1,426	3.2%	3,877	5.8%

Total net revenues	44,815	100.0%	66,954	100.0%

Net revenues from technology clients increased $4.4 million or 27.4% to $20.3 million in the second quarter 2011 from $16.0 million in the second quarter 2010. Net revenues from communications clients increased $9.2 million or 54.3% to $26.2 million in the second quarter 2011 from $17.0 million in the second quarter 2010. Net revenues from BFSI clients increased $6.9 million or 99.3% to $13.9 million in the second quarter 2011 from $7.0 million in the second quarter 2010. Net revenues from energy, transportation and public sector clients decreased $0.8 million or 22.6% to $2.7 million in the second quarter 2011 from $3.5 million in the second quarter 2010 primarily as a result of the completion of a major project in 2010. Net revenues from all other industries increased $2.5 million to $3.9 million in the second quarter 2011 from $1.4 million in the second quarter 2010.

Net revenues by key clients

Net revenues from our top five clients totaled $29.6 million or 44.2% of total net revenues in the second quarter 2011 compared with $22.1 million or 49.3% in the second quarter 2010. The reduced key client concentration reflected increased revenues from a broader client base.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis or, with respect to our certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method for the periods presented:

US$ in thousands, except %	2010Q2%		2011Q2%
Time-and-expense basis	15,536	34.7%	25,815	38.6%
Fixed-price basis	28,437	63.4%	39,920	59.6%
Volume basis (BPO)	842	1.9%	1,219	1.8%

Total net revenues	44,815	100.0%	66,954	100.0%

Net revenues from time-and-expenses basis projects increased $10.3 million or 66.2% to $25.8 million in the second quarter 2011 from $15.5 million in the second quarter 2010. Net revenues from fixed-price basis projects increased $11.5 million or 40.4% to $39.9 million in the second quarter 2011 from $28.4 million in the second quarter 2010. Net revenues from volume basis increased $0.4 million or 44.8% to $1.2 million in the second quarter 2011 from $0.8 million in the second quarter 2010.

Cost of revenues, gross profit and gross profit margin

Cost of revenues increased $12.6 million or 42.4% to $42.3 million in the second quarter 2011 from $29.7 million in the second quarter 2010 primarily due to service delivery employees added to enable and match the growth of our business.

Gross profit increased $9.6 million or 63.2% to $24.7 million in the second quarter 2011 from $15.1 million in the second quarter 2010. Gross profit margin increased to 36.9% in the second quarter 2011 from 33.8% in the second quarter 2010 primarily due to efficiency improvements, optimization in our service mix, favorable pricing adjustments in certain clients and leverage of government support.

Operating expenses

Operating expenses increased $2.5 million or 15.3% to $18.8 million in the second quarter 2011 from $16.3 million in the second quarter 2010 primarily due to increase of salary and compensation expenses in selling and marketing expenses and rental expenses, as a result of our continuous investment in sales force and marketing efforts to support our top line growth, which was partially offset by decrease of share-based compensation expenses since we issued 4.5 million ordinary shares in the second quarter 2010 to certain key employees without any service condition resulting in an immediate expensing in full of the value of the grant.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $17.0 million, or 25.5% of net revenues in the second quarter 2011 compared with $12.3 million, or 27.5% of net revenues in the second quarter 2010. The decrease of operating expenses as a percentage of net revenues reflected the benefit of scalability from our earlier investments in management teams and corporate infrastructure.

Income (loss) from operations

Income from operations was $6.3 million in the second quarter 2011 compared with a loss of $0.4 million in the second quarter 2010 due to the factors explained above.

Our non-GAAP income from operations (note 1) increased $4.6 million or 124.1% to $8.2 million in the second quarter 2011 from $3.7 million in the second quarter 2010.

Change in fair value of convertible notes derivatives

In December 2009 and April 2010, the company issued $38.0 million Series C convertible notes to various holders. Certain terms of our issued convertible notes were determined as embedded derivatives and were carried at fair value at each period end. Upon the closing of our IPO in December 2010, $18.0 million of our convertible notes, together with interest thereon, were converted into our ordinary shares. On March 3, 2011, the remaining $20.0 million of our convertible notes, together with interest thereon, were converted into ordinary shares. As a result of the conversion of all convertible notes by March 3, 2011, we had no change in fair value of convertible notes derivatives in the second quarter 2011, compared with an expense of $0.5 million in the second quarter 2010.

Interest expense

Interest expense was $0.2 million in the second quarter 2011 and $1.2 million in the second quarter 2010. Interest expense in the second quarter 2011 was $0.2 million of interest on short-term bank borrowings. The interest expense in the second quarter 2010 was mainly interest of $1.0 million accrued for our convertible notes, and $0.2 million on short-term bank borrowings. By March 3, 2011, all our convertible notes, together with accrued interest thereon, were converted into our ordinary shares. By June 30, 2011, we had repaid all of our short-term bank borrowings in the amount of $37.6 million.

Income taxes

Income tax expense was $0.4 million in the second quarter 2011 compared with $0.5 million in the second quarter 2010. We currently estimate that the effective tax rate will be at approximately 5.9% for the year 2011.

Net income

Net income in the second quarter 2011 was $5.9 million, compared with a loss of $2.6 million in the second quarter 2010. The improvement was due to the factors explained above.

Our non-GAAP net income (note 1) increased $4.9 million or 163.2% to $7.9 million in the second quarter 2011 from $3.0 million in the second quarter 2010.

Earnings per ADS

Basic earnings per ADS were an income of $0.11 in the second quarter 2011 and a loss of $0.26 in the second quarter 2010.

Diluted earnings per ADS were an income of $0.10 in the second quarter 2011 and a loss of $0.26 in the second quarter 2010.

Non-GAAP diluted earnings per ADS (note 1) were $0.13 in the second quarter 2011 and $0.07 in the second quarter 2010.

Cash and Cash Flow

As of June 30, 2011, we had a cash balance of $110.9 million. Our net cash provided by operating activities in the second quarter 2011 was $5.3 million. Our net cash used in investing activities in the second quarter 2011 was $20.3 million including capital expenditures of $15.4 million. Among the payment of capital expenditures, there was a payment of $11.6 million related to acquisition of new office premise in Wuxi. Please refer to “Recent Development” for more detailed discussion.

Days sales outstanding (“DSO”) was 155 days for the second quarter 2011 and 162 days for the second quarter 2010. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period.

Results of operations for the first half 2011

Net revenues

Net revenues increased $39.8 million or 47.3% to $123.9 million in the first half 2011 from $84.1 million in the first half 2010. The increase reflects mainly organic growth from existing and new clients.

Net revenues by service line

The following table shows our net revenues by service line for the periods presented:

US$ in thousands, except %	First Half 2010%		First Half 2011%
IT services
ADM	24,496	29.1%	42,052	33.9%
R&D	27,774	33.0%	39,445	31.8%
Infrastructure and software	1,560	1.9%	5,769	4.7%

IT services, total	53,830	64.0%	87,266	70.4%
Consulting & Solutions	27,226	32.4%	30,901	25.0%
BPO services	3,020	3.6%	5,704	4.6%

Total net revenues	84,076	100.0%	123,871	100.0%

Net revenues from IT Services increased $33.4 million or 62.1% to $87.3 million in the first half 2011 from $53.8 million in the first half 2010. Net revenues from Consulting & Solutions increased $3.7 million or 13.5% to $30.9 million in the first half 2011 from $27.2 million in the first half 2010. Net revenues from BPO services increased 88.9% to $5.7 million in the first half 2011 from $3.0 million in the first half 2010. The increase of net revenues in each service line was primarily a result of deepening and broadening our engagements with existing clients and addition of new clients.

Net revenues by geographic markets

The following table shows our net revenues by geographic markets for the periods presented:

US$ in thousands, except %	First Half 2010%		First Half 2011%
Greater China	45,238	53.8%	69,493	56.1%
Global:
United States	25,466	30.3%	31,949	25.8%
Europe	4,717	5.6%	10,314	8.3%
Japan	8,551	10.2%	11,802	9.5%
Others	104	0.1%	313	0.3%

Global total	38,838	46.2%	54,378	43.9%

Total net revenues	84,076	100.0%	123,871	100.0%

We have experienced balanced growth across our geographic markets. Our net revenues from Greater China clients increased $24.3 million or 53.6% to $69.5 million in the first half 2011 from $45.2 million in the first half 2010. Net revenues from Global clients increased $15.5 million or 40.0% to $54.4 million in the first half 2011 from $38.8 million in the first half 2010.

Net revenues by client industry

The following table shows our net revenues by client industry for the periods presented:

US$ in thousands, except %	First Half 2010%		First Half 2011%
Technology	30,236	36.0%	38,855	31.4%
Communication	32,309	38.4%	47,508	38.4%
BFSI	12,353	14.7%	25,719	20.8%
Energy, transportation and public	6,580	7.8%	4,425	3.5%
Others	2,598	3.1%	7,364	5.9%

Total net revenues	84,076	100.0%	123,871	100.0%

Net revenues from technology clients increased $8.6 million or 28.5% to $38.9 million in the first half 2011 from $30.2 million in the first half 2010. Net revenues from communications clients increased $15.2 million or 47.0% to $47.5 million in the first half 2011 from $32.3 million in the first half 2010. Net revenues from BFSI clients increased $13.4 million or 108.2% to $25.7 million in the first half 2011 from $12.4 million in the first half 2010. Net revenues from energy, transportation and public sector clients decreased $2.2 million or 32.8% to $4.4 million in the first half 2011 from $6.6 million in the first half 2010 primarily as a result of the completion of a major project in 2010. Net revenues from all other industries increased $4.8 million to $7.4 million in the first half 2011 from $2.6 million in the first half 2010.

Net revenues by key clients

Net revenues from our top five clients totaled $53.9 million or 43.6% of total net revenues in the first half 2011 compared with $40.6 million or 48.3% in the first half 2010. The reduced key client concentration reflected increased revenues from a broader client base.

Net revenues by pricing method

The following table shows our net revenues by pricing method for the periods presented:

US$ in thousands, except %	First Half 2010%		First Half 2011%
Time-and-expense basis	35,860	42.7%	49,960	40.3%
Fixed-price basis	46,953	55.8%	72,491	58.5%
Volume basis (BPO)	1,263	1.5%	1,420	1.2%

Total net revenues	84,076	100.0%	123,871	100.0%

Net revenues from time-and-expenses basis projects increased $14.1 million or 39.3% to $50.0 million in the first half 2011 from $35.9 million in the first half 2010. Net revenues from fixed-price basis projects increased $25.5 million or 54.4% to $72.5 million in the first half 2011 from $47.0 million in the first half 2010. Net revenues from volume basis increased $0.2 million or 12.4% to $1.4 million in the first half 2011 from $1.3 million in the first half 2010.

Cost of revenues, gross profit and gross profit margin

Cost of revenues increased $23.5 million or 42.5% to $78.6 million in the first half 2011 from $55.2 million in the first half 2010 primarily due to service delivery employees added to enable and match the growth of our business.

Gross profit increased $16.3 million or 56.5% to $45.2 million in the first half 2011 from $28.9 million in the first half 2010. Gross profit margin increased to 36.5% in the first half 2011 from 34.4% in the first half 2010 primarily due to efficiency improvements, optimization in our service mix, favorable pricing adjustments in certain clients and leverage of government support.

Operating expenses

Operating expenses increased $6.7 million or 22.4% to $36.6 million in the first half 2011 from $29.9 million in the first half 2010 primarily due to increase of salary and compensation expenses in selling and marketing expenses and rental expenses, as a result of our continuous investment in sales force and marketing efforts to support our top line growth, which was partially offset by decrease of share-based compensation expenses since we issued 4.5 million ordinary shares in the second quarter 2010 to certain key employees without any service condition resulting in an immediate expensing in full of the value of the grant.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $31.8 million, or 25.7% of net revenues in the first half 2011 compared with $24.9 million, or 29.7% of net revenues in the first half 2010. The decrease of operating expenses as a percentage of net revenues reflected the benefit of scalability from our earlier investments in management teams and corporate infrastructure.

Income from operations

Income from operations was $9.9 million in the first half 2011 compared with $1.5 million in the first half 2010 due to the factors explained above.

Our non-GAAP income from operations (note 1) increased $8.7 million or 137.5% to $15.1 million in the first half 2011 from $6.3 million in the first half 2010.

Change in fair value of convertible notes derivatives

The change in fair value of convertible notes derivatives was recognized as an income of $2.8 million in the first half 2011 in our consolidated statement of operations, compared with an expense of $0.8 million in the first half 2010.

Interest expense

Interest expense was $1.4 million in the first half 2011 and $2.2 million in the first half 2010. Interest expense in the first half 2011 included imputed interest of $0.7 million accrued for our convertible notes, and $0.7 million of interest on short-term bank borrowings. The interest expense in the first half 2010 was mainly interest of $1.7 million accrued for our convertible notes, and $0.5 million on short-term bank borrowings. By March 3, 2011, all our convertible notes, together with accrued interest thereon, were converted into our ordinary shares.

Income taxes

Income tax expense was $0.7 million in the first half 2011 compared with $0.3 million in the first half 2010 primarily as a result of increased profit or reduced loss in certain China entities and two overseas entities. We currently estimate that the effective tax rate will be at approximately 5.9% for the year 2011.

Net income

Net income in the first half 2011 was $11.0 million, compared with a loss of $1.9 million in the first half 2010. The improvement was due to the factors explained above.

Our non-GAAP net income (note 1) increased $8.5 million or 153.0% to $14.0 million in the first half 2011 from $5.5 million in the first half 2010.

Earnings per ADS

Basic earnings per ADS were $0.20 in the first half 2011 and a loss of $0.26 in the first half 2010.

Diluted earnings per ADS were $0.18 in the first half 2011 and a loss of $0.26 in the first half 2010.

Non-GAAP diluted earnings per ADS (note 1) were $0.23 in the first half 2011 and $0.09 in the first half 2010.

Cash and Cash Flow

As of June 30, 2011, we had a cash balance of $110.9 million. Our net cash used in operating activities in the first half 2011 was $12.3 million. Our net cash used in investing activities in the first half 2011 was $20.4 million including capital expenditures of $17.2 million. Among the payment of capital expenditures was a payment of $11.6 million for acquisition of new office premises in Wuxi. Please see the section of recent development for more details.

Days sales outstanding was 157 days for the first half 2011 and 158 days for the first half 2010.

Recent Developments

Acquisition of Adventier Consulting Group, Inc. (“Adventier”)

In August 2011, we acquired, in full, Adventier, a U.S.-based ERP consulting services company that provides enterprise resource planning (“ERP”) consulting services and solutions to many Fortune 500 companies. With the addition of Adventier, we expect to enhance further our end-to-end service offerings, including ERP consulting and delivery capabilities, to both its global and Chinese clients. We paid an initial consideration of $3.6 million in August 2011 in cash with additional contingent cash consideration to be paid in installments on and before March 31, 2014 based on Adventier’s adjusted earnings before interest and income taxes (“EBIT”) for the year ending December 31, 2011 and the total consideration is capped at $8.0 million. We expect the acquisition to be accretive to earnings beginning in the third quarter 2011.

Acquisition of New Office Premises in Wuxi

In July 2011, we agreed to purchase the office premises with an area of approximately 37,700 square meters in Wuxi, China for $35.8 million plus tax which is to be paid in five installments. To date, we paid $11.6 million in June 2011 and another $3.1 million in July 2011. The premises will be used as our new principal offshore delivery center (ODC) and regional headquarters of Eastern China to meet the increasing demand arising from our global clients and to support our tier 2 and tier 3 city expansion strategy to maintain our market competitiveness in cost and employee retention. We are still in the process to complete relevant real estate registration procedures.

A Joint Venture with Systena Corporation (“Systena”)

In July 2011, the Company and Systena, a Japan-based IT service company listed on the Tokyo Stock Exchange, agreed to jointly set up an offshore development company (“Joint Venture”) in Beijing to leverage Systena’s strong consulting capability and wide client base in mobile and financial service sectors in Japan, and iSoftStone’s competitive offshore service delivery capabilities and platform in China. The Company invested a total of $0.65 million to hold 65% of the equity of the Joint Venture

Strategic Investment in Dynomedia Inc. (“Dynomedia”)

In June 2011, the Company agreed to invest a total of approximately $1.5 million to acquire 23.4% of total equity of Dynomedia to expand its service lines to e-Publishing market for both domestic Chinese and global clients. Dynomedia is the leading technology enabler for China’s booming e-Publishing industry. With the best-in-breed digital rights management invention, Dynomedia has built extensive partnership with China’s major publishing groups, and reach out to college students, working professionals and oversea audience. This strategic investment will help the Company quickly expand its business process outsourcing (BPO), IT services and mobile device solution services to the fast growing e-Publishing market. We used cost method to account for the investment as the investment in preferred shares is not in-substance common stock nor substantially similar to investment in common stock.

Grants of share options, restricted share units and restricted shares

In the second quarter 2011, the Company granted 665,999 restricted shares with vesting period of 4 years and 4,157,863 restricted share units with vesting period of 1 year or 4 years. In the second quarter 2011, the Company granted share options for the purchase of 9,711,796 ordinary shares, with exercise price of $0.3 to $1.982 per share and vesting period of 4 years. One ADS is equivalent to 10 ordinary shares.

Outlook for the third quarter of 2011 and full year 2011

For the third quarter 2011, iSoftStone expects the following measures to be within the ranges shown.

•	Net revenues for the third quarter 2011: $72.0 million to $74.0 million.

•	Net income for the third quarter 2011: $4.5 million to $5.0 million.

•	Non-GAAP net income for the third quarter 2011: $8.5 million to $9.0 million.

•

Non-GAAP diluted earnings per ADS for the third quarter 2011 to be approximately $0.14, assuming 60.7 million average ADSs will be outstanding in the third quarter 2011. One ADS represents 10 ordinary shares.

For the full year 2011, iSoftStone is revising upwards its prior guidance as shown below.

•	Net revenues in 2011: $277.0 million to $284.0 million.

•	Net income in 2011: $23.0 million to $24.0 million.

•	Non-GAAP net income in 2011: $34.0 million to $35.0 million.

•	Non-GAAP diluted earnings per ADS in 2011: $0.55 to $0.57 assuming 61.4 million average ADSs will be outstanding in 2011. One ADS represents 10 ordinary shares.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. GAAP, we use various non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of convertible notes derivatives and changes in fair value of contingent consideration in business combinations. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income and diluted earnings per ADS) excluded share-based compensation, interest expense of convertible notes, change in fair value of convertible notes derivatives, changes in fair value of contingent consideration in connection with business combination and amortization of intangible assets from acquisitions. For a reconciliation of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation table at the end of this earnings release.

Conference Call on August 17, 2011

iSoftStone will host an earnings conference call and live webcast covering its second quarter 2011 financial results at 8:00 a.m. Eastern Daylight Time (New York) on August 17, 2011 (which is also 8:00 p.m. in Beijing and Hong Kong on August 17).

The dial-in details for the live conference call are:

U.S. toll-free	1 866 202 3109

U.S. toll & International dial-in	1 617 213 8844

Mainland China toll-free	010 800 152 1490 (China North)

010 800 130 0399 (China South)

Hong Kong toll-free	800 96 3844

Participant pass code	ISS

A live and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes prior to the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available two hours after the conclusion of the conference call through 8:00 a.m. EDT on August 24, 2011. The dial-in details for the replay are as follows: U.S. toll-free at 1 888 286 8010, international dial-in at 1 617 801 6888, and the replay pass code for both is 5456 8900.

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the second quarter 2011 and the first half 2011, our financial outlook for the third quarter and full year 2011, our strategies to grow our business by expanding our service offerings, targeting multiple industry verticals and maintaining geographically balanced growth, our ability to increase our operating efficiencies as we scale, our ability to maintain growth in Japan, our ability to maximize market opportunities and minimize related risks given current economic fluctuation and the anticipated benefits of our acquisitions and strategic investments.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter and the first half 2011 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter and full year 2011, effectively capitalize on our growth opportunities and strategies, enter targeted markets, or otherwise grow our business in the manner planned, successfully complete planned acquisitions or strategic investments or recognize the anticipated benefits of our acquisitions and strategic investments, on a timely basis or at all. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 6 of our 2010 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on May 31, 2011, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our third quarter 2011 and 2011 full year financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, after the date of this news release, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers, +86-139-1141-3520

tmyers@christensenir.com

Source: iSoftStone Holdings Limited

www.isoftstone.com

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31, 2010	June 30, 2011

Cash	181,080	110,936
Restricted Cash	2,873	1,324
Accounts receivable, net of allowance	101,943	129,556
Other current assets	11,480	28,919

Total current assets	297,376	270,735
Property and equipment	17,900	20,184
Intangible assets	5,618	4,397
Goodwill	19,371	20,018
Other non-current assets	2,766	8,998

Total assets	343,031	324,332

Accounts payable	12,916	10,952
Deferred revenue	5,716	6,013
Short-term borrowings	37,275	—
Convertible notes	29,415	—
Other current liabilities	30,372	31,909

Total current liabilities	115,694	48,874
Other non-current liabilities	1,907	1,662

Total liabilities	117,601	50,536

Shareholders’ equity (note a)	224,424	272,700
Noncontrolling interest	1,006	1,096

Total liabilities and shareholders’ equity	343,031	324,332

Note a:

As of June 30, 2011, the number of ordinary shares issued and outstanding was 554,078,177.

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three-month periods ended June, 30		Six-month periods ended June, 30
	2010	2011	2010	2011
Revenues	45,548	68,238	85,489	126,282
Business tax	(733)	(1,284)	(1,413)	(2,411)

Net revenues	44,815	66,954	84,076	123,871
Cost of revenues	(29,682)	(42,253)	(55,171)	(78,625)

Gross profit	15,133	24,701	28,905	45,246
Operating expenses:
General and administrative expenses	(11,854)	(11,743)	(21,510)	(23,215)
Selling and marketing expenses	(3,515)	(6,130)	(6,559)	(11,515)
Research and development expenses	(945)	(943)	(1,851)	(1,891)

Total operating expenses	(16,314)	(18,816)	(29,920)	(36,621)
Change in fair value of contingent consideration in connection with business combination	(73)	(24)	241	(82)
Other income, net	(19)	255	2	339
Government subsidies	830	168	2,262	1,040

Income (loss) from operations	(443)	6,284	1,490	9,922
Interest income	30	373	55	651
Interest expense	(1,191)	(226)	(2,193)	(1,406)
Change in fair value of convertible notes derivatives	(520)	—	(837)	2,832

Income (loss) before provision for income taxes and loss in equity method investments, net of income taxes	(2,124)	6,431	(1,485)	11,999
Income taxes expense	(495)	(368)	(346)	(693)

Income (loss) after income tax before loss in equity method investments, net of income taxes	(2,619)	6,063	(1,831)	11,306
Loss in equity method investments, net of income taxes	(25)	(166)	(25)	(258)

Net income (loss)	(2,644)	5,897	(1,856)	11,048

Earnings (loss) per share (In US$)
Basic	(0.03)	0.01	(0.03)	0.02

Diluted	(0.03)	0.01	(0.03)	0.02

Earnings (loss) per ADS (In US$)
Basic	(0.26)	0.11	(0.26)	0.20

Diluted	(0.26)	0.10	(0.26)	0.18

Weighted average shares (In thousands)
Basic	134,055	548,048	133,309	539,370

Diluted	134,055	598,796	133,309	598,531

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	Three-month periods		Six-month periods
	ended June, 30,		ended June, 30,
	2010	2011	2010	2011
Cash flows from operating activities
Net income (loss)	(2,644)	5,897	(1,856)	11,048
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	3,673	1,333	4,362	3,883
Depreciation of property and equipment	763	1,639	1,856	3,059
Amortization of intangible assets	374	654	738	1,292
Provision of allowance for doubtful accounts	369	549	1,337	999
Loss on equity method investments	25	166	25	258
Loss (gain) on disposal of property and equipment	66	(10)	131	50
Changes in fair value for contingent consideration	73	24	(241)	82
Changes in fair value of convertible notes derivatives	520	—	837	(2,832)
Imputed interest expense in connection with convertible notes	988	—	1,703	654
Changes in operating assets and liabilities:
Accounts receivable	(2,612)	(12,538)	(20,626)	(26,429)
Other assets	(1,593)	(1,547)	(3,213)	(4,878)
Accounts payable	2,029	1,788	2,400	(2,177)
Other liabilities	(2,390)	7,354	209	2,676

Net cash provided by (used in) operating activities	(359)	5,309	(12,338)	(12,315)
Cash flows from investing activities
Purchase of property and equipment	(4,236)	(15,420)	(6,658)	(17,211)
Deferred and contingent consideration paid for business acquisitions	(785)	—	(946)	—
Cost of long-term investments	(18)	(4,291)	(18)	(4,367)
Purchase of intangible assets	—	(107)	—	(107)
Consideration paid for business acquisitions	—	(258)	—	(258)
Restricted cash	(1,676)	(231)	(1,627)	1,592

Net cash used in investing activities	(6,715)	(20,307)	(9,249)	(20,351)
Cash flows from financing activities
Proceeds from sale of ordinary shares	—	—	—	211
Payment of offering cost in connection with the issuance of ordinary shares	—	(125)	—	(1,485)
Proceeds from exercise of options	—	2,251	—	2,789
Proceeds from issuance of convertible notes, net of issuance cost of $367	8,633	—	8,633	—
Proceeds from short-term borrowings	13,283	—	14,748	—
Deferred and contingent consideration paid for business acquisitions	—	(469)	—	(2,324)
Payments of short-term borrowings	(11,722)	(37,627)	(20,511)	(37,627)

Net cash provided by (used in) financing activities	10,194	(35,970)	2,870	(38,436)
Effect of exchange rate changes	228	630	225	958

Net increase (decrease) in cash and cash equivalents	3,348	(50,338)	(18,492)	(70,144)
Cash at beginning of period	33,298	161,274	55,138	181,080

Cash at end of period	36,646	110,936	36,646	110,936

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income (loss) from operations and net income (loss) to comparable GAAP measures

	Three-month periods ended June 30, 2010				Three-month periods ended June 30, 2011
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(16,314)	3,985	(a)	(12,329)	(18,816)	1,770	(d)	(17,046)
Income (loss) from operations	(443)	4,120	(a)(b)	3,677	6,284	1,955	(d)(e)	8,239
Net income (loss)	(2,644)	5,628	(a)(b)(c)	2,984	5,897	1,955	(d)(e)	7,852

	Six-month periods ended June 30, 2010				Six-month periods ended June 30, 2011
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(29,920)	4,988	(f)	(24,932)	(36,621)	4,779	(i)	(31,842)
Income (loss) from operations	1,490	4,859	(f)(g)	6,349	9,922	5,156	(i)(j)	15,078
Net income (loss)	(1,856)	7,399	(f)(g)(h)	5,543	11,048	2,978	(i)(j)(k)	14,026

Notes:

(a)	Adjustments to exclude share-based compensation of $3,632 and amortization of intangible assets from acquisitions of $353 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $41, amortization of intangible assets from acquisitions of $21 and change in fair value of contingent consideration connection with business combinations of $73 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude interest expenses of convertible notes of $988 and change in fair value of convertible notes derivatives of $520 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $1,267 and amortization of intangible assets from acquisitions of $503 from the unaudited condensed consolidated statements.
(e)	Adjustments to exclude share-based compensation of $66, amortization of intangible assets from acquisitions of $95 and change in fair value of contingent consideration connection with business combinations of $24 from the unaudited condensed consolidated statements.
(f)	Adjustments to exclude share-based compensation of $4,278 and amortization of intangible assets from acquisitions of $710 from the unaudited condensed consolidated statements.

(g)	Adjustments to exclude share-based compensation of $84, amortization of intangible assets from acquisitions of $28 and change in fair value of contingent consideration connection with business combinations of $(241) from the unaudited condensed consolidated statements.
(h)	Adjustments to exclude interest expenses of convertible notes of $1,703 and change in fair value of convertible notes derivatives of $837 from the unaudited condensed consolidated statements.
(i)	Adjustments to exclude share-based compensation of $3,776 and amortization of intangible assets from acquisitions of $1,003 from the unaudited condensed consolidated statements.
(j)	Adjustments to exclude share-based compensation of $107, amortization of intangible assets from acquisitions of $188 and change in fair value of contingent consideration connection with business combinations of $82 from the unaudited condensed consolidated statements.
(k)	Adjustments to exclude interest expenses of convertible notes of $654 and change in fair value of convertible notes derivatives of $(2,832) from the unaudited condensed consolidated statements.

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS (1)

	Three-month periods ended June, 30 2010				Three-month periods ended June 30, 2011
	GAAP measures	Adjustments		Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In thousands)	134,055	317,452	(a)	451,507	598,796	—	598,796	(b)
Diluted earnings per share (In US$)	(0.03)			0.01	0.01		0.01
Diluted earnings per ADS (In US$)	(0.26)			0.07	0.10		0.13

Notes:

(a)	The adjustments represent (i) addition of impact of series A convertible preference shares and series B convertible redeemable preference shares assumed to have been converted into ordinary shares at the beginning of the period; (ii) addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later); (iii) addition of impact of share options and nonvested shares assumed to have been exercised at the beginning of period (or at time of issuance, if later).
(b)	In the earning release of last quarter, we estimated 61.1 million average ADSs or 611.0 million shares will be outstanding in the second quarter 2011. The difference with the actual number of 598.8 million shares was primarily due to the delay of new option grants and the less impact of existing stock option resulting from a lower stock price than our original estimates.

3.	Reconciliation of diluted EPS to Non-GAAP diluted EPS (2)

	Six-month periods ended June, 30 2010				Six-month periods ended June 30, 2011
	GAAP measures	Adjustments		Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In thousands)	133,309	307,294	(a)	440,603	598,531	—	598,531
Diluted earnings per share (In US$)	(0.03)			0.01	0.02		0.02
Diluted earnings per ADS (In US$)	(0.26)			0.09	0.18		0.23

Note:

(a)	The adjustments represent (i) addition of impact of series A convertible preference shares and series B convertible redeemable preference shares assumed to have been converted into ordinary shares at the beginning of the period; (ii) addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later); (iii) addition of impact of share options and nonvested shares assumed to have been exercised at the beginning of period (or at time of issuance, if later).